UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from               to

Commission file number 1-10888

TOTAL FINANCE USA, INC.

EMPLOYEE SAVINGS PLAN

1201 Louisiana Street Suite 1800

Houston, Texas 77002

TOTAL S.A.

2, place Jean Millier
La Défense 6

92400 Courbevoie

France

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

TOTAL Finance USA, Inc. Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of TOTAL Finance USA, Inc. Employee Savings Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of and for the year ended December 31, 2013, were audited by other auditors whose report dated June 27, 2014, expressed an unmodified opinion on these statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BRIGGS & VESELKA CO.
Briggs & Veselka Co.
Houston, Texas

June 26, 2015

Report of Independent Registered Public Accounting Firm

The Administrative Committee
TOTAL Finance USA, Inc. Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
KPMG LLP
Houston, Texas

June 27, 2014

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013

Assets:
Investments in TOTAL Finance USA, Inc. Master Trust, at fair value	$66,609,408	$64,143,927

Receivables:
Notes receivable from participants	570,338	593,553
Dividend receivable	73,677	75,715
Total receivables	644,015	669,268
Net assets reflecting investments at fair value	67,253,423	64,813,195

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(79,789)	(83,073)

Net assets available for benefits	$67,173,634	$64,730,122

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013
Contributions:
Employee	$2,611,012	$2,488,972
Company	1,428,114	1,419,022
Rollover	83,788	220,487
Total contributions	4,122,914	4,128,481
Net investment income from Master Trust	2,699,495	9,611,119
Interest income on notes receivable from participants	26,214	28,092
Other Income	20,000	—
Total additions	6,868,623	13,767,692

Benefits paid to participants	4,423,158	5,078,022
Administrative expenses	1,953	1,550
Net increase in net assets	2,443,512	8,688,120
Net assets available for benefits beginning of year	64,730,122	56,042,002
Net assets available for benefits end of year	$67,173,634	$64,730,122

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)                         Description of the Plan

The following description of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)                     General

The Plan is a defined contribution plan in which all employees of TOTAL Finance USA, Inc. (the Company) and certain of its affiliates are eligible to participate.

Regular, full-time employees are eligible to participate in the Plan on their date of hire unless they are covered under a collective bargaining agreement which does not provide for participation in the Plan. Temporary and part-time employees are eligible to participate in the Plan upon the completion of 1,000 hours of service in the first 12-month period of employment or any calendar year following their date of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is administered by the Company and advised by a committee whose members are appointed by the Company’s board of directors (the Administrative Committee). The Company’s board of directors has appointed an Investment Committee to oversee the investment funds in the Plan. The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee) who also serves as the Plan’s trustee.

(b)                     Contributions and Vesting

Employees electing to participate are allowed to contribute from 1% to 30% of eligible compensation, as defined in the Plan document, to the Plan on a pretax basis and from 1% to 6% on an after-tax basis, not to exceed 30% in pretax and after-tax combined. The Company makes a matching contribution of up to 6% of the employee’s eligible compensation. The Company’s contributions vest 20% for each year of service.

Employee and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code ($17,500 in 2014 and 2013).

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the Code ($5,500 per participant in 2014 and 2013). The Company does not match employee catch-up contributions.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan or from a conduit individual retirement account.

(c)                      Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company matching contributions, and an allocation of Plan earnings or losses, net of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                 Payment of Benefits and Forfeitures

Distributions are made in a lump sum or installment payments as elected by the participant after termination of employment. The Plan requires automatic distribution of participant accounts less than $5,000 upon termination without the participant’s consent. In the event the distribution is greater than $1,000 but less than or equal to $5,000 and the participant has failed to make a distribution election, the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the Administrative Committee. Accounts less than $1,000 will be distributed directly to participants upon termination.

Distributions from the participant’s account invested in TOTAL S.A. American Depositary Shares (TOTAL S.A. ADS), are made in cash, unless the participant elects to receive the distribution in-kind with the value of fractional shares paid in cash.

A participant, while employed, is allowed to make withdrawals from his or her Company or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals for contributions made to the Plan through December 31, 2007 may be waived in the event a participant demonstrates financial hardship. Contributions made to the Plan after January 1, 2008 are not eligible for hardship and disability withdrawals.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. A participant’s nonvested percentage of the Company’s matching contribution shall become a forfeiture upon a participant’s termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce the Company’s matching contributions. For the Plan years ended December 31, 2014 and 2013, the Company utilized forfeitures of $178,250 and $108,400, respectively, to partially offset matching contributions. Forfeitures available to offset future Company contributions were $126,385 and $222,140 at December 31, 2014 and 2013, respectively.

(e)                      Expenses of Administering the Plan

For the years ended December 31, 2014 and 2013, the Company paid all Plan expenses except for loan fees and certain other participant transaction fees. In addition, certain investment related expenses reduced investment income presented in the accompanying statements of changes in net assets available for benefits.

In October 2013, the Company amended Schedule B, Fee Schedule of the Trust Agreement with the Trustee to provide for a Participant Revenue Credit in the amount of $5,000 per quarter. The Participant Revenue Credits will be allocated to eligible participants pro rata across current investments and sources on a quarterly basis.

(f)                        Notes Receivable from Participants

Participants are allowed to obtain loans from the Plan secured by the pledge of the participant’s account balance. Loans are to be greater than $1,000 and may not exceed the lesser of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance in the Plan. New loans bear interest at prime rate plus one percentage point. Interest rates on outstanding loans range from 4.25% to 7.38% at December 31, 2014 and 2013, respectively.  Home loans can be repaid at terms up to fifteen years; other loans have terms of five years. Maturity dates on outstanding loans at December 31, 2014 and 2013 range from March 2015 to June 2028.

(g)                     Investment Options

Participants may allocate their contributions (in multiples of 1%) and those of the Company among multiple mutual funds, a money market fund, a common/collective trust fund (the Fidelity Managed Income Portfolio) and TOTAL S.A. ADS.

Employees may change their contribution allocation between investment options for future contributions and transfer prior contributions and associated earnings between investment options subject to certain restrictions set forth in the Plan.

Effective August 1, 2013, the Fidelity Institutional Short-Intermediate Government Fund changed its name to Fidelity Limited Term Government Fund.

Effective November 7, 2013, the Calamos Growth Fund Class A fund was no longer offered to employees. All existing balances and future contributions were transferred to the Vanguard Growth Index Fund Signal Shares (an existing investment option).

Effective August 15, 2014, there was a share class conversion of the Vanguard Growth Index Fund Signal Share Class into the Vanguard Growth Index Fund Admiral Share Class.

(h)                     Plan Termination

Upon termination of the Plan, each participant would immediately become fully vested in his or her employer match contributions, and the total amount in each participant’s account would be distributed to such participant. The rights of affected participants to their accounts as of the date of termination shall be nonforfeitable.

(2)                            Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

(b)                     Valuation of Investments

Investments are reported at fair value. The TOTAL S.A. ADS and mutual funds are valued based upon quoted market prices. The Plan’s investment in the Fidelity Managed Income Portfolio, which is fully benefit-responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, 2014 and 2013, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest. The fair value of the Fidelity Managed Income Portfolio is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

The statements of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio based on the proportionate ownership of the Plan.

As of December 31, 2014 and 2013, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio. Such events could include, but are not limited to, the following: substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Code. Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the Fidelity Managed Income Portfolio were approximately 1.67% and 1.54% for the years ended December 31, 2014 and 2013, respectively. The average yields earned by the Fidelity Managed Income Portfolio based on the actual interest rates credited to participants were approximately 1.07% and .89% for the years ended December 31, 2014 and 2013, respectively.

Securities transactions are recorded on the trade date. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of mutual funds includes realized gains (losses) on the sale of investments, and unrealized appreciation (depreciation) in fair value of investments. Net appreciation (depreciation) in fair value of TOTAL S.A. ADS includes realized gains (losses) on the sale of TOTAL S.A. ADS and unrealized appreciation (depreciation) in fair value of TOTAL S.A. ADS.

(c)                  Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expense and are expensed when they are incurred.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(d)                     Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(e)                      Payment of Benefits

Payments to participants are recorded as the benefits are paid.

(f)                        Reclassifications

Certain reclassifications have been made to the 2013 financial statements to conform to the 2014 financial statement presentation.  These reclassifications had no effect on the statement of net assets available for benefits or the statement of changes in net assets available for benefits.

(3)                            TOTAL Finance USA, Inc. Master Trust

The Company has adopted a master trust agreement between the Company and Fidelity, known as the TOTAL Finance USA, Inc. Master Trust (TFUS Master Trust or the Trust). The TFUS Master Trust was established for the investment of assets of the TOTAL Finance USA, Inc. Employee Savings Plan and the TOTAL Finance USA, Inc. Retirement Plan sponsored by the Company. All of the assets of each Plan are available to pay benefits and expenses under such Plan and are not available to pay the benefits or expenses under any other Plan.  Each Plan is a “single plan” within the meaning of Department of Treasury Regulation section 1.414.1-1(b).  Although each Plan is a separate plan, the Trustee shall have a proportionate undivided interest in the fund in which it participates, except that each fund or asset identified by the Sponsor as allocable to the interest of a particular Plan in the Trust (“Plan Account”), and income, appreciation or depreciation and expenses attributable to a particular Plan Account or to an identified asset thereof, shall be allocated or charged solely to that Plan Account.  The Trustee shall separately account for the assets of each Plan.  The Trustee must maintain records to clearly reflect the interest of each Plan in any commingled investments in the Trust. The Plans’ interest in the TFUS Master Trust are adjusted daily to reflect the earnings on investments plus the market value appreciation or depreciation of investments, net of administrative expenses.

The TFUS Master Trust consists of a number of investment funds in which the participants may choose to invest. During 2014 and 2013, the following fund types were available for investment: Large Cap Equity funds, Mid Cap Equity funds, Small Cap Equity fund, International Equity funds, Balanced Fund, Fixed Income funds, Money Market Fund, Target Date Asset Allocation funds and TOTAL S.A. ADS.

The fair value of the net assets of the TFUS Master Trust as of December 31, 2014 and 2013 is as follows:

TOTAL Finance USA, Inc. Master Trust

Statement of Net Assets Available for Plan Benefits

	2014	2013
Assets:
Investments, at fair value	$70,069,629	$67,871,419
Total investments	70,069,629	67,871,419

Receivables:
Notes receivable from participants	570,338	593,553
Dividend receivable	73,677	75,715

Total receivables	644,015	669,268
Net assets reflecting investments at fair value	70,713,644	68,540,687

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(80,470)	(83,543)
Net assets available for benefits	$70,633,174	$68,457,144

Investment gain, net of expenses, of the TFUS Master Trust is as follows:

TOTAL Finance USA, Inc. Master Trust

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31
	2014	2013

Additions to net assets available for plan benefits:
Transfers in	$4,142,913	$4,645,784
Interest income on notes receivable from participants	26,214	28,092
Investment income
Dividends	2,740,226	1,435,214
Interest	57,362	52,499
Net appreciation in fair value of mutual funds	1,274,843	7,570,841
Net appreciation in fair value of TOTAL S.A. ADS	(1,189,827)	1,041,070
Total investment income	2,882,604	10,099,624

Total additions	7,051,731	14,773,500

Deductions from net assets available for plan benefits:
Transfers out	4,875,701	5,227,990
Net increase in net assets	2,176,030	9,545,510
Net assets available for benefits beginning of year	68,457,144	58,911,634
Net assets available for benefits end of year	$70,633,174	$68,457,144

Investment gain, net of expenses, relating to the TFUS Master Trust is recorded in such a way that the proportionate interest in the Trust of each Plan and the fair market value of that interest may be determined at any time.

The following is a description of the TFUS Master Trust’s valuation methodologies that were applied to all of the assets carried at fair value:

Money market fund, Mutual funds, and TOTAL S.A. ADS — These investments consist of various publicly traded money market funds, mutual funds and common stock. The fair values are based on quoted market prices.

Common/collective trust fund — The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The fair value of the Plan’s holdings in this fund is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while management believes that the TFUS Master Trust’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

U.S. GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan must use Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value. There were no transfers between Levels 1, 2, or 3 during 2014 or 2013. Additionally, there were no Level 3 investments in 2014 or 2013.

The following table sets forth by level, within the fair value hierarchy, the TFUS Master Trust’s plans assets at fair value as of December 31, 2014:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement
Common/collective trust fund	$—	$5,505,386	$—	$5,505,386

Money market and mutual funds:
Domestic large cap equity funds	22,579,259	—	—	22,579,259
Domestic mid cap equity fund	5,909,451	—	—	5,909,451
Domestic small cap equity funds	1,384,349	—	—	1,384,349
International equity funds	6,728,637	—	—	6,728,637
Balanced fund	2,364,723	—	—	2,364,723
Fixed income funds	4,824,835	—	—	4,824,835
Money market fund	4,374,917	—	—	4,374,917
Target date asset allocation funds	10,446,342	—	—	10,446,342
Total money market and mutual funds	58,612,513	—	—	58,612,513
TOTAL S.A. ADS	5,951,730	—	—	5,951,730
Total investments, at fair value	$64,564,243	$5,505,386	$—	$70,069,629

The following table sets forth by level, within the fair value hierarchy, the TFUS Master Trust’s plans assets at fair value as of December 31, 2013:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement
Common/collective trust fund	$—	$5,542,496	$—	$5,542,496

Money market and mutual funds:
Domestic large cap equity funds	19,983,410	—	—	19,983,410
Domestic mid cap equity fund	5,862,584	—	—	5,862,584
Domestic small cap equity funds	1,245,404	—	—	1,245,404
International equity funds	7,670,870	—	—	7,670,870
Balanced fund	1,951,449	—	—	1,951,449
Fixed income funds	6,007,690	—	—	6,007,690
Money market fund	4,811,237	—	—	4,811,237
Target date asset allocation funds	7,970,110	—	—	7,970,110
Total money market and mutual funds	55,502,754	—	—	55,502,754
TOTAL S.A. ADS	6,826,169	—	—	6,826,169
Total investments, at fair value	$62,328,923	$5,542,496	$—	$67,871,419

(4)                     Interest in the TOTAL Finance USA, Inc. Master Trust

At December 31, 2014 and 2013, the Plan’s percentage interest in the net assets of the TFUS Master Trust was approximately 95 percent.

The following represents the fair value of all investments held in the TFUS Master Trust and the Plan’s percentage interest in each investment class:

	December 31, 2014		December 31, 2013

	Fair Value	Plan’s ownership percentage	Fair Value	Plan’s ownership percentage
Common/Collective trust	$5,505,386	99%	$5,542,496	99%
Money market fund	4,374,917	91%	4,811,237	90%
Mutual funds	54,237,596	94%	50,691,517	94%
TOTAL S.A. ADS	5,951,730	100%	6,826,169	100%
Total investments at fair value	$70,069,629	95%	$67,871,419	95%

(5)                 Investments

The fair values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013 are separately identified as follows:

2014:

Vanguard Growth Index Fund Admiral Shares	$7,952,252
Fidelity Managed Income Portfolio ($5,379,009 contract value)	5,458,797
Fidelity Money Market Trust Retirement Money Market Portfolio	3,979,759
Spartan 500 Index Fund – Fidelity Advantage Class	10,800,997
TOTAL S.A. ADS	5,951,729

2013:

Vanguard Growth Index Fund Signal Shares	$7,344,058
Fidelity International Discovery Fund - Class K	3,583,004
Fidelity Managed Income Portfolio ($5,428,278 contract value)	5,511,351
Fidelity Money Market Trust Retirement Money Market Portfolio	4,306,726
Spartan 500 Index Fund – Fidelity Advantage Class	9,352,122
PIMCO Total Return Fund	3,739,183
TOTAL S.A. ADS	6,826,169

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $93,287 and $8,207,738, respectively, as follows:

	For the year ended
	December 2014	December 2013
Mutual funds	$1,283,114	$7,166,668
TOTAL S.A. ADS	(1,189,827)	1,041,070
Total	$93,287	$8,207,738

(6)                 TOTAL S.A. American Depositary Shares

Each participant is entitled to exercise voting rights attributable to the TOTAL S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the TOTAL S.A. ADS, the Trustee will vote the TOTAL S.A. ADS in the same proportion as the votes received by the Trustee.

(7)                     Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents approximately 8.9% and 10.6% of total investments as of December 31, 2014 and 2013, respectively. TOTAL S.A. is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(8)                     Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Fidelity, the Trustee, a party-in-interest with respect to the Plan. In addition, the Plan holds TOTAL S.A. ADS which are shares and units of the parent company of the Plan sponsor. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code.

(9)                     Tax Status

The Plan obtained its latest determination letter on April 12, 2012, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified, and the related trust is tax-exempt as of December 31, 2014.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosures in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(10)              Reconciliation to Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements to Form 5500:

	December 31
	2014	2013
Net assets available per the statements of net assets available for benefits	$67,173,634	$64,730,122
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	79,789	83,073
Net assets available for benefits per the Form 5500	$67,253,423	$64,813,195

The following is a reconciliation of investment income per the financial statements to Form 5500:

	Year ended December 31
	2014	2013
Total investment income per the statements of changes in net assets available for benefits	$2,699,495	$9,611,119
Interest income on notes receivable from participants	26,214	28,092
Adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2013 and 2012	(83,073)	(163,079)
Adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2014 and 2013	79,789	83,073
Total investment income per the Form 5500	$2,722,425	$9,559,205

Fully benefit responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(11)              Risks and Uncertainties

The Plan provides for investments in mutual funds, a common/collective trust fund, and TOTAL S.A. ADS. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan invests through its investment in the common/collective trust fund in securities which may include contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(12)              Subsequent Events

Effective January 1, 2015, the TOTAL S.A. ADS Fund was no longer offered as an investment option to participants.  Participants have until December 31, 2015 to transfer their balances to any of the remaining funds in the Plan.  If the TOTAL S.A. shares are not transferred by this date, the remaining account balance will be mapped to the age appropriate Lifecycle Fund.  The Plan will also be implementing automatic enrollment during 2015 for new participants.

The Plan has evaluated subsequent events through June 26, 2015, the date the financial statements were issued.

TOTAL Finance USA, Inc. Employee Savings Plan

EIN:  23-3060301

Plan Number: 003

Schedule H, Line 4i – Schedule of Assets (Held as End of Year)

December 31, 2014

(a)	(b)	(c)	(d)	(e)

Party- in- Interest Identity of issue		Description of investment	Cost Current value

*	TFUS Master Trust Fund	Mutual funds, Collective trust funds, Company Stock	**	$66,609,408
*	Participant loans	Interest rates ranging from 4.25% to 7.38% maturity dates ranging from March 2015 to June 2028		570,338
				$67,179,746

* Indicates a party-in-interest.

** Cost information is not required as these assets are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

Signature

The Plan.  Pursuant to the requirements for the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL Finance USA, Inc.
Employee Savings Plan

Dated: June 26, 2015	/s/ ISABELLE KIEFFER
Isabelle Kieffer, President and CFO

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm